

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Steven T. Lowe, Esquire
Secretary and Director
Vantage Health
11400 West Olympic Boulevard, Suite 640
Los Angeles, California 90064-1567

> **Re: Vantage Health**
> **Registration Statement on Form S-1**
> **Filed August 19, 2010**
> **File No. 333-168930**

Dear Mr. Lowe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Information throughout your prospectus indicates that support of the South African government may be crucial for the success of your proposed business. In that regard you provide substantial disclosure constituting speculation or conjecture about what various actions or approached the government might take and the direct or indirect benefits that the government might conclude would occur if they were to adopt these unspecified policies or programs. These disclosures are found under the captions Direct Benefits, Indirect Benefits, Government Support, Proposed Business Case: Private Sector Entity with Public Sector Incentives and elsewhere in the prospectus. You should limit your disclosure in these areas to actual actions the government has taken or has proposed to take that will or could materially impact the company and explain how you expect those actions could materially affect you. Please revise your disclosure throughout the prospectus. We may have further comment after we examine your revisions.

2. You should consider the extent to which detailed quantitative information throughout your prospectus may suggest to the reader a more certain outcome than is actually warranted by the circumstances and stage of development of the company. As one example, it isn't clear to us how you could reasonably derive the detailed cost and profit information contained in Tables 4 and 5 on page 28 and how this information is helpful to a reader considering that you own no manufacturing facilities and do not manufacture APIs or ARVs and will not be in a position to do so for the foreseeable future. Similarly, information regarding anticipated costs, revenue or profits based merely upon the parameters of the 2010 tender contained under the captions Department of Health (DOH) ARV Tender 2010, Commercial Viability, First Year Revenues on pages 33-35 or elsewhere in the prospectus are probably not appropriate considering your company's particular circumstances and stage of development. Please revise your disclosure. We may have further comment after we examine your revisions.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. Please update the discussion in your prospectus to the most recent date practicable. In this regard, we note specifically the discussion on page 3 that the South African government intends to close the tender by the end of August 2010.

5. We note that you intend to conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements;
- what relevant education and ongoing training he or she has had relating to US GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of US GAAP.

If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee's US GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US GAAP.

Prospectus Cover Page

6. Please revise the reference to possible trading on the OTC Bulletin Board to simply state whether you expect to apply for inclusion in the quotation service or, if true, that you have applied for such inclusion. Please retain the current language that public trading in your common stock may never materialize. In addition, until your application is approved, the disclosure should indicate that you have not received approval of your application.

Summary, page 3

7. Please expand the discussion to briefly describe the specific nature and extent of the current business activities of Vantage and Moxisign, respectively. Please include a separate section describing your business strategy and how you intend to develop and commercialize your proposed products. In this regard, we note that apparently you currently have no employees, no current technology or manufacturing expertise, and will be dependent upon the efforts of third parties.

8. Please clarify the distinction between and/or the relationship between your proposed API manufacturing plant and a formulation and packaging plant. In addition, please clarify who will own the manufacturing plan and who will own the formulation and packaging plant.

9. Please explain what you mean by the term "tender" and the tender process as utilized by the South African government. Please briefly describe whether the bidders in the tender process must meet any requirements established by the South African government and whether you currently meet such requirements. In addition, please briefly describe the tender requested by the South African government including the type and amount of product, what specifically you are bidding to provide and when Moxisign submitted its bid package.

10. Please quantify the minimum proportion of the supply tender you need to initiate your proposed business activities.

11. Please update the discussion relative to the technology partnership agreement to disclose the current status regarding your efforts to enter into a technology agreement. If you have entered into a technology agreement, please file such agreement as an exhibit and expand the business section of the prospectus to include a discussion of the agreement and its material terms.

12. Please explain why the technology partnership agreement will initially pertain to the delivery of formulated drugs when your stated intention is to build and operate an API manufacturing plant.

13. We note you propose to acquire pre-packaged ARV products from your technology partner. Please expand the discussion in the business section of the prospectus to reconcile how the acquisition of products from a foreign pharmaceutical supplier and your subsequent distribution of such products are compatible with the South African government's intent to enter into arrangements with companies who are committed to local API manufacture.

14. We note your reference to capital requirements of $20 million. Please expand the discussion to briefly describe the purposes for which the $20 million will be utilized.

15. Please provide the basis for your statements concerning the estimated patient population and sales price per unit. For example, is the sales price per unit provided in your revenue discussion on page 5 set forth in the government's tender request?

16. Please expand the discussion under "The Offering" on page 6 to include the business reason for the offering. In this regard, we note from the information in Part II that the proceeds you received from the private placements during the period of May 28, 2010 and June 28, 2010 aggregated approximately $29,600 and the estimated costs of the offering are approximately $13,000. In addition, we note your reference on page 11 that additional costs as a public company are anticipated to range between $12,000 and $40,000 per year and the risk factor discussion on page 9 to the effect the proposed secondary offering may prevent you from raising the capital you need. Moreover, we also note the disclosure on page 38 that you have not granted registration rights to the selling shareholders.

17. Please provide us with copies of all public advertisements, announcements, instructions and other information disseminated by the South African government regarding the tender.

Risk Factors

"We are at risk of the Department of Health not awarding Moxisign…," page 8

18. Please expand the discussion to quantify the minimum amount of the tender that must be awarded to you and the reasons why completion of your business plan is dependent upon such minimum amount.

"We are at risk of the Department of Health not renewing our supply agreement…," page 8

19. Please revise the risk factor caption and discussion to eliminate the implication you were awarded an initial supply agreement.

<u>"If we are unable to arrange a technology partnership…," page 8</u>

20. Please expand the discussion to indicate the reasons a technology partnership is so important to your business plan. If such reasons include the fact your management lacks the expertise to conduct the operations contemplated by your business plan, please include this discussion in an additional separate risk factor.

<u>"Because our director owns 31.25% of our issued and outstanding common stock…," page 9</u>

21. Please reconcile the stock ownership percentage in the heading with the percentage reflected in the discussion and elsewhere in the prospectus.

<u>"Because our continuation as a going concern is in doubt…," page 9</u>

22. Please expand the discussion to clarify the nature of the consulting efforts you may delay or abandon.

<u>Risk Factors – General</u>

23. Please consider including additional risk factors to address the following to the extent applicable:
   - Your dependence upon Dr. Ramakrishnan and the absence of an employment agreement or keyman insurance;
   - The possible inability to hire qualified personnel may impact the ability to grow your business;
   - Possible exposure to liability claims, the existence of insurance to cover such claims, the ability to obtain any required insurance and, if material, the cost of such insurance;
   - The need for additional financing to fund your activities including the amount of such financing and when you need the funding;
   - Competition from other bidders providing the identical product;
   - The existence of government regulation and the effects of such regulation on your proposed business;
   - You may not be able to complete the requirements of your bid in a timely manner; and
   - The existence of interlocking arrangements with affiliates that may present conflicts of interest.

<u>Determination of Offering Price, page 11</u>

24. The discussion relative to the determination of the offering price, i.e. by adding a $0.03 premium to last sales price, appears to be incorrect as the proposed offering price currently is less that the premium you state was added in determining the offering price. Please revise or advise.

Selling Shareholders, page 12

25. Please provide footnote disclosure identifying the natural persons with voting or investment control over the common stock owned by Athena Capital Ltd., Berkshire Int'l Finance, Fillmore East Food & Bev, Thor Enterprise International, HealthInvest Partners LLC, Indus Consulting Inc., and Gold Coast Environmental, respectively.

Plan of Distribution, page 13

26. We note the reference on page 14 to "the persons listed in the following table" however no table of selling shareholders follows the discussion. Please advise or revise.

27. We note the statement at the bottom of page 14. If you are currently ineligible to use Rule 144 as provided in Rule 144(i), please so state in this section and in the section entitled "Rule 144 Shares" on page 37.

28. We note the statement at the bottom of page 15 "no selling shareholder (other than the current officer/director) has, or had, any material relationship with our officers or directors." We also note the list of selling shareholders which appears on pages 12-13 does not reflect any proposed sales by Dr. Ramakrishnan or Mr. Lowe, the company's only officers and directors. Please revise or advise.

Preferred Stock, page 17

29. Please define the term "blank check" preferred.

Description of Business, page 18

30. Please expand the disclosure to include a discussion of the development of your business since its inception. Information should be included for earlier periods if it is material to an understanding of the general development of the business. The discussion should address how you acquired the 51% interest in Moxisign, when the acquisition occurred, and the consideration paid for your interest in Moxisign. In addition, please provide specific details concerning why the acquisition is considered as one involving parties under common control and referred to in note 6 to the financial statements. In addition, the acquisition agreement, joint venture agreement, and/or other governing instruments should be filed as an exhibits. See Item 601(b)(2) of Regulation S-K.

31. Please consider expanding the discussion in this section to include a discussion of the material provisions of Moxisign's controlling instruments, particularly as such instruments govern the relationship between shareholders.

32. Please tell us, with a view toward disclosure, the extent to which Moxisign and you are obligated to provide management, assistance, financing, etc. to each other. To the extent material agreements exist that pertain to these obligations, please file these agreements as exhibits or provide an analysis why the agreements do not have to be filed. We may have additional comments.

33. We note the discussion pertaining to Moxisign on page 19. Please expand the discussion to provide the same information for Moxisign's officers and directors that would be required under Item 401 of Regulation S-K. In addition, please disclose any involvement in the creation of Moxisign by the principals of the registrant.

34. Please provide the basis for the statement on page 19 relative to the current control of the South African pharmaceutical industry and the Department of Health's intent "to break up this virtual monopoly."

35. It appears that Moxisign is your principal operating subsidiary. Please expand the discussion to describe the development and nature of its business. In addition, please include a discussion of its current business activities, facilities, employees, etc.

36. Please expand the discussion to explain whether and how Vantage will derive revenues from Moxisign's activities.

37. Please describe the consulting agreement referred to in note 2 to the financial statements and file the agreement as an exhibit.

38. Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

   - Page 19: "Currently a small number of companies control South Africa's pharmaceutical supply industry."
   - Page 19: "The South African Department of Health is determined to break up this virtual monopoly, leading to a more open and transparent pharmaceutical environment in South Africa."
   - Page 19: "The current environment created by the change in South African Industrial Policy and forthcoming tender allocation, presents the opportunity for Moxisign to enter into this market."
   - Page 20: "As a result of the desire expressed by the DOH and the South African government for a local manufacturing facility, Moxisign is poised to take advantage of the judicious timing and intends to become a leading manufacturer of ARVs for the South African government."

39. Please expand the discussion to clarify, if true, that you currently do not have the manufacturing or processing facilities, raw materials, technical capability or expertise to fulfill the requirements of the tender for antiretroviral APIs.

40. Please expand the business discussion to include a section which discusses in detail the existing government regulatory regime as it affects your proposed business operations.

41. Please expand the business discussion to include a section which discusses in detail the government bidding process. For example, do you have to be a South African company to submit a bid; are you bidding on a contract to supply all of the anti-virals to treat HIV/AIDS in South Africa; is this the first time the government has utilized a tender process; and if your bid is selected, how and when will you be compensated?

42. We note the discussion on page 5 relative to anticipated revenues. If the price per unit is the set price specified in the request for bids, please explain why you believe the bid process presents a business opportunity with long-term viability. In this regard, we note you appear to be dependent upon third parties for basically all aspects of your operations and, consequently, you may incur greater costs than your potential competitors.

Standardized National HAART (Highly Active Anti-retroviral Treatment) regimens tables, page 22

43. Please clarify the relationship between the regimens indicated and the products you hope to produce. If you plan to manufacture the products referred to in the regimen tables, please expand the discussion to discuss the extent to which you may need to obtain licenses to produce the products and the extent to which such licenses have been obtained to date. In addition, please expand the discussion to relate the treatment regimens in this section to the drugs the tender will require you to produce.

Government Regulations, page 36

44. Since the IPAP II document is not attached, please delete the last sentence of the second paragraph of this section.

Plan of Operations, page 38

45. Please explain how you propose to pay for the TDF you will initially acquire from foreign manufacturers for resale in South Africa.

46. Please make all of the disclosures required by Item 303 of Regulation S-K as applicable. Include a discussion of your liquidity and capital resources to include at a minimum the information disclosed in Note 9 to the financial statements.

Sign Technology Partnership Agreement, page 39

47. Please state whether the facility under consideration for phase 2 is currently engaged in operations, the extent of utilization of the facilities, and whether the owner and/or tenant of the facilities is an affiliate of the company or the company's shareholders.

48. We note the facility under consideration is a pre-existing approved and MCC registered formulation facility. Please expand the discussion to clarify for what purpose the facility is currently approved and the reasons it is anticipated it will take 12-18 months to commission the API plant. In addition, please explain the term "commissioning of the API plant."

Begin Distribution Operations, page 40

49. Please expand the discussion to explain the nature of the distribution process and the relationship, if any, between the tender and the actual distribution of the APRs. For example, if you receive a tender of 20%, does this mean the government will buy 20% of the amount set out for bid from you? If not, how is the distribution process regulated to ensure you are able to sell the 20% allocated to you or that another bidder does not exceed the amount allocated to such bidder.

Exercising of Warrants/Completion of Financing, page 40

50. Please expand the discussion to explain how the sale of additional shares will result in dilution to your existing shareholders. In this regard, we note your existing shareholders paid less than $0.003 per share.

51. Based on your proposed sales price for your common shares, you do not appear to have sufficient authorized shares of common stock available to raise $20 million. Please advise or revise.

Available Information, page 42

52. The information in this section is similar to the information in the section entitled "Where You Can Find More Information." Please consolidate the discussion into one section.

Significant Employees, page 45

53. We note you apparently have no employees with experience in the business in which you propose to engage. Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products. To the extent any of such arrangements are material to your business, please revise the discussion to provide a

description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions. In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-B. To the extent material, similar information should also be provided with respect to your operating subsidiary, Moxisign.

Summary Compensation Table, page 45

54. Please identify Jason Kropp and his relationship, if any, with the company. If he was a former officer of the company, please include this information in a footnote to the table.

Certain Relationships and Related Transactions, page 46

55. Please expand the discussion to provide the information requested by Item 404(c) of Regulation S-K.

56. Please provide a discussion of the policies and procedures utilized by your board of directors to review and approve related party transactions and the policies and procedures your board will use to review and approve such transactions subsequent to the consummation of the proposed offering.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 47

57. We note the reference to your sole officer and director, however your section entitled "Directors, Executive Officers, Promoters and Control Persons" indicates you have two officers and directors. Please advise or revise.

Report of Independent Registered Public Accounting Firm, page F-1

58. Please ask your auditors to confirm in a letter addressed to us that the audit firm Silberstein Ungar, PLLC CPAs and Business Advisors is licensed by the Michigan Board of Accountancy and was active and in good standing in the state of Michigan as of the date of the audit report.

Notes to the Consolidated Financial Statements

59. Include a discussion of the $79,190 deemed dividend "created by the acquisition of our 51% entity under common control." Identify the party that owns the noncontrolling interest. Confirm that your presentation of this amount in your consolidated statement of cash flows as cash used by operating activities is appropriate. If the $79,190 was a cash dividend disclose why a dividend was paid when there are no retained earnings and why increasing the deficit is the appropriate accounting and why it is reported on the cash

flow statement as an operating activity. Fully disclose your accounting for the acquisition of the 51% interest.

Note 5 – Stock Warrants, page F-8

60. Please summarize in the filing the significant terms of your stock warrant along with all other relevant information that allow an investor to evaluate your accounting for the stock warrants.

Part II
Recent Sales of Unregistered Securities

61. We note the references to the offerings pursuant to Regulation D and that Forms D were not filed in connection with these offerings. Please advise or file the required forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Scott P. Doney, Esq.
    Cane Clark LLP
    3273 E. Warm Springs
    Las Vegas, Nevada 89120